TORYS LLP                      23 Park Avenue           Andrew Beck
------------------             New York, New York       Direct Tel. 212.880.6010
NEW YORK   TORONTO             10017.3142               abeck@torys.com

                               TEL 212.880.6000
                               FAX 212.682.0200

                               www.torys.com



                                                        November 1, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
U.S.A.


Attention:  Ms. Peggy Fisher

            RE: OCCULOGIX, INC. REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 1 COMMISSION FILE NO. 333-118204 FILED ON OCTOBER 7, 2004


     On behalf of our client, OccuLogix, Inc. (the "Company"), we transmit for your review Amendment No. 2 to the Registration Statement on Form S-1 (the "Second Amended Form S-1") of the Company, which amends Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-118204) (the "Amended Form S-1") of the Company filed on October 7, 2004.

     The Second Amended Form S-1 reflects changes made in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "Commission"), dated October 20, 2004 (the "Comment Letter"). The page numbers referenced in the responses included in this letter refer to the enclosed marked EDGAR submission of the Second Amended Form S-1. This letter provides responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

GENERAL

     1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. PLEASE DISCUSS IN AN APPROPRIATE LOCATION IN THE FILING THE FACT THAT CERTAIN NEWSPAPER REPORTS CONTAIN ERRONEOUS INFORMATION REGARDING THE TIMING OF THE INTRODUCTION OF YOUR TREATMENT AND THAT POTENTIAL INVESTORS SHOULD NOT RELY ON THE REPORTED PROJECTIONS.

          In response to the Staff's comment, the Company has revised the disclosure on page 10 to add a risk factor addressing the issue.

PROSPECTUS SUMMARY - PAGE 1

     2. WE NOTE THAT THE CLINICAL TRIAL DATA IS FROM LATE 2001. SINCE THE TRIAL HAS CONTINUED FOR ALMOST THREE YEARS, UPDATE THIS PARAGRAPH TO CLARIFY WHETHER SUBSEQUENT RESULTS ARE CONSISTENT WITH THOSE DESCRIBED HERE. WE NOTE YOUR PLAN TO COMPLETE ENROLLMENT AND SUBMIT ADDITIONAL DATA TO THE FDA BEFORE THE END OF 2004. WHILE WE UNDERSTAND THAT YOU MAY NOT HAVE ALL THE INFORMATION COMPLETED YET, YOU SHOULD BE ABLE TO PROVIDE SOME UPDATED DISCLOSURE ON THE RESULTS YOU HAVE SEEN TO DATE AND EXPLAIN HOW THEY COMPARE TO THE 2001 CLINICAL TRIAL DATA.

          The Company advises the Staff that the MIRA-1 study is a double blinded, placebo-controlled study and therefore the Company does not and is not permitted to know the updated results until the clinical portion of MIRA-1 is complete. In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 45 to explain why the Company cannot provide an update of the MIRA-1 clinical results.

     3. FOR THE PATIENTS WHO IMPROVED TO MEET THE 20/40 STANDARD, QUANTIFY HOW MUCH "WORSE THAN LEGAL DRIVING VISION" THEY WERE AT THE BEGINNING OF THE CLINICAL TRIAL.

          In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 45.

     4. WE NOTE THE ADDITIONAL DISCLOSURE REGARDING THE AGREEMENT WITH RHEO THERAPEUTICS, INC. EXPAND THE BUSINESS SECTION TO DISCUSS THE MATERIAL TERMS OF THE AGREEMENTS, AND FILE IT AS AN EXHIBIT. CONFIRM THAT THERE IS NO AFFILIATION BETWEEN THIS ENTITY AND THE REGISTRANT AND/OR ANY OF ITS AFFILIATES.

          In response to the Staff's comment, the Company has revised the disclosure on page 61. The Company supplementally advises the Staff that there is no affiliation between RheoTherapeutics, Inc. and the Company or any of its affiliates.

     5. WE REISSUE COMMENT 13 SINCE YOUR RESPONSE WAS NOT COMPLETE. DESCRIBE THE EXTENT OF THE AFFILIATION OF THE REGISTRANT WITH TLC VISION CORPORATION, INCLUDING THE COMMON DIRECTORS OF THE TWO COMPANIES, THE EQUITY OWNERSHIP OF YOUR CEO IN TLC VISION, AND OTHERS.

          In response to the Staff's comments, the Company has revised the disclosure on page 2 and 46.

     6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 17. PLEASE STATE HERE THAT YOUR MARKETING ACTIVITIES HAVE BEEN LIMITED TO IDENTIFYING WHOM YOU WILL CHOOSE TO MARKET UPON OBTAINING FDA APPROVAL AND THAT YOU ARE NOT IN NEGOTIATION WITH ANY U.S. HEALTH CARE SERVICE PROVIDERS TO SUPPLY YOUR PRODUCT OR TO LICENSE YOUR TREATMENT.

          In response to the Staff's comments, the Company has revised the disclosure on page 5.

     7. WE REISSUE COMMENT 16. THE BENEFITS YOU LIST ON PAGE 3 AND ELSEWHERE SHOULD BE BALANCED WITH THE DISADVANTAGES. FOR EXAMPLE, WE NOTE THAT INDIVIDUALS HAD TO MEET CERTAIN SPECIFIC CRITERIA IN ORDER TO PARTICIPATE IN CLINICAL TRIALS. THE FIRST BULLET IMPLIES THAT EVERYONE WITH DRY AMD IS A POTENTIAL PATIENT. THE SECOND BULLET SHOULD MAKE CLEAR THAT YOU DID NOT FOLLOW PATIENTS IN THE CLINICAL TRIAL BEYOND ONE YEAR. THESE ARE JUST A FEW EXAMPLES - APPLY THE COMMENT TO EACH BULLET.

          In response to the Staff's comment, the Company has revised the disclosure contained on pages 3, 4, 50 and 51 to balance the benefits discussed with applicable disadvantages. The Company supplementally advises in respect to the Staff's comment on the first bullet in the "Our Solution" section that the criteria for the MIRA 1 study are not intended to be indicative of who may be treated with RHEO Therapy in the Dry AMD population. These criteria were chosen in order to ensure that the study would, to the maximum extent possible, illustrate the effect the treatment has on the patients, controlled to remove positive or negative external forces such as other conditions the patient has or drugs that the patient was taking that were not common among all patients in the trial.

     8. WE NOTE YOUR RESPONSE TO COMMENT 21. EXPAND TO STATE THE NUMBER OF PATIENTS TREATED IN CANADA TO DATE.

          In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 46.

     9. WE NOTE YOUR RESPONSE TO COMMENT 23. ALSO DISCLOSE THEIR EQUITY INTERESTS IN TLC VISION.

          In response to the Staff's comments, the Company has revised the disclosure on pages 2 and 46.

THE OFFERING - PAGE 6

     10. IN AN APPROPRIATE LOCATION IN THE FILING, EXPLAIN IN REASONABLE DETAIL HOW YOU DETERMINED THE NUMBER OF SHARES TO ISSUE TO TLC VISION FOR ITS INTEREST IN OCCULOGIX, L.P., PARTICULARLY IN VIEW OF THE RELATED PARTY RELATIONSHIP. IF YOU OBTAINED AN INDEPENDENT APPRAISAL, DESCRIBE IT AND PROVIDE IT SUPPLEMENTALLY.

          In response to the Staff's comment, the Company supplementally advises that it believes that page 66 contains a reasonably detailed description of how the number of shares to be issued to TLC Vision was calculated. Furthermore, as part of the closing of this offering, the Company is in the process of obtaining the approval of a majority in interest of its stockholders (other than TLC Vision) to complete the Reorganization (including this issuance of shares to TLC Vision). The Company has revised the disclosure on page 7 to briefly refer to the basis for the calculation and has directed the reader to the more detailed discussion contained in the "Reorganization" section beginning on page 66. The Company has also supplementally provided a report prepared by an independent valuator commenting on the portion of the enterprise value of the Company attributable to OccuLogix, Inc. and OccuLogix, L.P. as Appendix A to this letter. The Company requests that the Staff return the copy of the valuator's report once you are finished with it.


RISK FACTORS - PAGE 9

     11. WE NOTE YOUR RESPONSE TO COMMENT 25 AND REISSUE THE COMMENT. IN THE BEGINNING OF THIS SECTION, PLEASE ADD A RISK FACTOR DISCLOSING THAT YOUR AUDITOR RAISED SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN. ALSO, PROVIDE YOUR MOST RECENT WORKING CAPITAL AND SHAREHOLDER EQUITY FIGURES.

          In response to the Staff's comments, the Company has revised the disclosure on page 10.

WE DO NOT KNOW WHETHER WE WILL BE ABLE TO INCREASE OUR REVENUES - PAGE 9

     12. EXPAND THE CAPTION TO MAKE CLEAR THAT ALL REVENUES SINCE JULY 2002 HAVE BEEN DERIVED FROM SALES TO A RELATED PARTY.

          In response to the Staff's comments, the Company has revised the disclosure on page 11.

OUR SUPPLIERS MAY NOT HAVE SUFFICIENT MANUFACTURING CAPACITY - PAGE 14

     13. EXPAND THIS RISK FACTOR TO DISCLOSE THAT YOU PLAN TO USE $12.5 MILLION TO $13.5 MILLION OF THE NET PROCEEDS TO STOCKPILE INVENTORY OF COMPONENTS FROM ASAHI, EVEN THOUGH YOU DO NOT INTEND TO MARKET THE PRODUCT COMMERCIALLY UNTIL LATE 2006, AT THE EARLIEST. ALSO DISCUSS THE RELATED EXCESS INVENTORY RISKS DESCRIBED ON PAGE 47. GIVEN THE ADVANCE NOTICE YOU HAVE, DISCUSS IN THE BUSINESS SECTION WHY YOU ARE NOT SEEKING AN ALTERNATIVE SUPPLIER WHEN ASAHI MEDICAL CAN NO LONGER SUPPLY THE FILTERS YOU NEED.

          In response to the Staff's comments, the Company has revised the disclosure on pages 16 and 59.

CONFLICTS OF INTEREST - PAGE 17

     14. DISCLOSE THE EXTENT TO WHICH THE NAMED INDIVIDUALS HAVE EQUITY OR OTHER FINANCIAL INTERESTS IN TLC VISION.

          In response to the Staff's comments, the Company has revised the disclosure on pages 18 and 19.

     15. ADD A SEPARATE RISK FACTOR TO DISCLOSE THAT THE REGISTRANT HAS ENTERED INTO A NUMBER OF RELATED PARTY TRANSACTIONS WITH SUPPLIERS, CREDITORS, SHAREHOLDERS, AND OTHER PARTIES, AND BRIEFLY DESCRIBE THEM.

          In response to the Staff's comments, the Company has revised the disclosure on page 21.

     16. ADD A SEPARATE RISK FACTOR TO DISCLOSE THE FINANCIAL IMPACT ON FUTURE OPERATIONS FROM THE STOCK OPTIONS YOU ISSUED IN LATE 2003, AND DISCLOSE THE NUMBER ISSUED TO INSIDERS AND THE OPTION EXERCISE PRICE.

          In response to the Staff's comments, the Company has revised the disclosure on pages 21 and 22.

     17. ADD A SEPARATE RISK FACTOR TO DISCUSS THE FACT THAT SEVERAL OF YOUR DIRECTORS AND MANAGEMENT TEAM MEMBERS HAVE BEEN WITH THE REGISTRANT FOR ONLY A SHORT TIME.

          In response to the Staff's comments, the Company has revised the disclosure on page 22.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA - PAGE 27

     18. REVISE THE INTRODUCTORY PARAGRAPHS TO SPECIFICALLY TELL INVESTORS THAT THE INFORMATION PROVIDED HERE IS A SUMMARY AND TO REFER THEM TO THE DETAILED INFORMATION ON PAGES F-51 THROUGH F-59.

          In response to the Staff's comment, the Company has revised the disclosure on page 30.

     19. THE PRO FORMA FINANCIAL INFORMATION TABULAR PRESENTATION IS NOT COMPLETE. PLEASE REVISE TO COMPLETE THE INFORMATION. THIS COMMENT APPLIES ALSO TO THE DETAILED PRO FORMA INFORMATION FOUND ON PAGES F-51 THROUGH F-53.

          The Company notes the Staff's comments, it will complete the pro forma financial information once the necessary pricing information is available.

     20. REVISE YOUR PRO FORMA INFORMATION TO DISCLOSE PRO FORMA LOSS PER SHARE DATA AND THE NUMBER OF BASIC AND DILUTED SHARES ASSUMED OUTSTANDING.

          In response to the Staff's comments, the Company has revised the disclosure on page 31.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGE 29

     RESULTS OF OPERATIONS - PAGE 31

     21. WE NOTE THE REVISED DISCLOSURE ON PAGES 31 AND 32 IN RESPONSE TO PRIOR COMMENT 43. PLEASE CONSIDER MOVING YOUR DISCUSSION OF THE SIGNIFICANT CHANGES TO COMPONENTS OF WORKING CAPITAL TO APPEAR UNDER THE CAPTION LIQUIDITY AND CAPITAL RESOURCES TO BETTER EXPLAIN CASH FLOW FROM OPERATIONS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 35 and 38.

     22. WE REISSUE PRIOR COMMENT 46. PLEASE BREAK DOWN "GENERAL AND ADMINISTRATIVE EXPENSES" IN MORE DETAILED ITEMS AND QUANTIFY THEM IN THE SIX-MONTH AND YEAR-END COMPARISONS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 36 and 37.

     23. AT THE TOP OF PAGE 31, STATE HOW MANY EMPLOYEES AND HOW MANY EMPLOYEES AND DIRECTORS RECEIVED STOCK OPTIONS.

          In response to the Staff's comment, the Company has revised the disclosure on page 34.

     24. PLEASE CLARIFY IF THE TOTAL COST OF STOCK OPTIONS GRANTED TO EMPLOYEES IN 2003 WAS $3,078,462 OR IF THE AMOUNT EXPENSED OR AMORTIZED DURING THE FIRST SIX MONTHS OF 2004 WAS $3,078,462. DISCUSS THE TREND OF THE STOCK OPTIONS GRANTS IN THE FUTURE.

          In response to the Staff's comment, the Company has revised the disclosure on page 34.

     25. RESPOND TO COMMENT 47 BY IDENTIFYING THE INDIVIDUALS AND QUANTIFY THE NUMBER OF SHARES TO EACH ON PAGE 31.

          In response to the Staff's comment, the Company has revised the disclosure on page 34.

     26. REFER TO PRIOR COMMENT 48. PLEASE DISCUSS THE LEVEL OF CLINICAL AND REGULATORY SPENDING IN THE FUTURE.

          In response to the Staff's comment, the Company has revised the disclosure on page 35. The Company supplementally advises the Staff that it cannot know exactly what its future spending will be until it receives responses from the FDA regarding the MIRA-1 and polysulfone filter trials.

     LIQUIDITY AND CAPITAL RESOURCES - PAGE 33

     27. REFER TO PRIOR COMMENT 53. IT IS STILL UNCLEAR IF YOUR PURCHASE ORDER PLACED WITH ASAHI MEDICAL IN JULY 2004 WAS MADE AS PART OF THE COMMITMENT DESCRIBED IN THE DISTRIBUTION AGREEMENT ENTERED IN JANUARY 2002. PLEASE CLARIFY.

          In response to the Staff's comments, the Company has revised the disclosure on page 39.

     RECENT DEVELOPMENTS - PAGE 38

     28. REVISE THE RECENT DEVELOPMENTS SECTION TO INCLUDE A DISCLOSURE OF HOW THE EVENTS CONTEMPLATED IN THE REORGANIZATION WOULD HAVE IMPACTED YOUR RESULTS IN FISCAL 2003 AND THE 2004 INTERIM PERIOD, HAD THEY OCCURRED AT THE BEGINNING OF THESE PERIODS. AS MUCH AS POSSIBLE, HIGHLIGHT THE MATERIAL DIFFERENCES BETWEEN YOUR HISTORICAL RESULTS AND THE PRO FORMA SUMMARY PROVIDED ON PAGE 28.

          In response to the Staff's comment, the Company has revised the disclosure on pages 43 and 44.

BUSINESS - PAGE 40

     OVERVIEW- PAGE 40

     29. WE NOTE YOU RECEIVED HEALTH PROTECTION BRANCH APPROVAL IN CANADA IN 2003 AND BEGAN LIMITED COMMERCIALIZATION OF YOUR RHEO SYSTEM THAT YEAR. PLEASE DESCRIBE WHAT THIS APPROVAL ALLOWS YOU TO DO IN CANADA. DISCLOSE WHETHER YOU NEED FURTHER GOVERNMENT APPROVAL OR CLEARANCE IN ORDER TO FULLY COMMERCIALIZE YOUR PRODUCT AND THERAPY.

          In response to the Staff's comment, the Company has revised its disclosure on page 45.

     30.  PLEASE DEFINE CE MARK APPROVAL.

          In response to the Staff's comment, the Company has revised its disclosure on page 46.

     OUR HISTORY AND MAJOR RELATIONSHIPS - PAGE 41

     31. REFER TO PRIOR COMMENT 55. WE NOTE THAT YOU HAVE SUBSIDIARIES OTHER THAN OCCULOGIX, LP, SUCH AS OCCULOGIX HOLDING, INC., OCCULOGIX MANAGEMENT, INC., AND OCCULOGIX LLC. PLEASE BRIEFLY DESCRIBE THEIR BUSINESS AND YOUR AFFILIATION TO THEM.

          In response to the Staff's comment, the Company has revised the disclosure in the "Reorganization" section on pages 67 and 68. In the revised language, the Company has explained the relationship of its various subsidiaries.

     32. IN VIEW OF THE COMPLEXITY OF YOUR CORPORATE STRUCTURE OVER THE YEARS, INCLUDE CHARTS TO EXPLAIN THE RELATIONSHIPS AND OWNERSHIP INTERESTS OF ALL THE RELATED PARTIES PRE- AND POST REORGANIZATION AND AFTER THE IPO. EXPLAIN THE BUSINESS PURPOSES FOR STRUCTURING YOUR ORGANIZATION THE WAY YOU HAVE IN THE PAST.

          In response to the Staff's comment, the Company has revised the disclosure in the "Reorganization" section to include charts and descriptions of the corporate structure pre- and post-Reorganization and post-IPO. The Company has also revised the disclosure in the "Reorganization" section on pages 67 and 68.

     33. ON PAGES 2 AND 4, YOU STATE THAT YOU HAVE EXCLUSIVE RIGHTS TO COMMERCIALIZE THE RHEO SYSTEM FOR OPHTHALMIC USES OR FOR USE IN TREATING AMD IN NORTH AMERICA AND THE CARIBBEAN. ON PAGE 41, HOWEVER, YOU STATE THAT YOU LICENSED YOUR RIGHTS FOR RHEO SYSTEM TO RHEOGENX BIOSCIENCES CORPORATION FOR NON-OPHTHALMIC USES. PLEASE RECONCILE HOW YOU COULD LICENSE RIGHTS FOR NON-OPHTHALMIC USES WHILE YOU ONLY POSSESSED RIGHTS FOR OPHTHALMIC USES. DESCRIBE THE TERMS OF THE LICENSING AGREEMENT AND NAME STOCKHOLDER WHO CREATED RHEOGENX BIOSCIENCES.

          In response to the Staff's comment, the Company has revised the disclosure on page 46. The Company supplementally advises that the reason for the reference to non-ophthalmic rights in this section is because the license with Rheogenix covers more than just the rights granted under the Diamed and Asahi Medical distribution agreements. The license also covers related intellectual property. With respect to this intellectual property, the Company owns or has broader licenses to the rights (e.g., the trademarks, the owned patent (6,551,266), the licensed patent (6,245,038) or any know how) than just those covered by the Diamed and Asahi Medical distribution agreements, and therefore can sublicense this to third parties for uses outside the ophthalmic field. The Company also notes that the license covers after acquired rights and therefore would cover any non-ophthalmic rights granted by Diamed or Asahi Medical to the Company in the future.

     34. PLEASE DISCLOSE THAT APHERESIS TECHNOLOGIES, INC. WAS SPUN OFF FROM YOU IN 2002 AND NAME THE PERSONS CONTROLLING THE COMPANY.

          In response to the Staff's comment, the Company has revised the disclosure on page 47.

     CLINICAL STUDIES - PAGE 49

     35. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 29. PLEASE DESCRIBE THE MAJOR TERMS OF THE AGREEMENT WITH PROMEDICA INTERNATIONAL, INCLUDING THE COMPENSATION YOU AGREED TO PAY, AND FILE IT AS AN EXHIBIT.

          In response to the Staff's comments, the Company has revised the disclosure on page 55 and has filed its agreement with Promedica International as an exhibit.

REORGANIZATION - PAGE 59

     36. IN THE SECOND PARAGRAPH, CLARIFY WHETHER ANY SUBSIDIARY INCORPORATED TO CARRY ON THE CANADIAN BUSINESS WILL BE WHOLLY OWNED BY THE REGISTRANT.

          In response to the Staff's comment, the Company has revised the disclosure on pages 67 and 68.

MANAGEMENT - PAGE 60

     OPTION GRANT TO CHAIRMAN - PAGE 65

     37. STATE THE OPTION EXERCISE PRICE FOR THE OPTIONS AND DISCLOSE WHEN THEY BECOME EXERCISABLE.

          In response to the Staff's comment, the Company has revised the disclosure on page 74.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - PAGE 70

     38. PLEASE DESCRIBE THE CONSULTING AGREEMENT WITH MR. HANS STOCK IN THE MANNER REQUIRED BY ITEM 404 OF REGULATION S-K. SEE F-19.

          In response to the Staff's comments, the Company has revised the disclosure on page 80.

     39. ALSO DISCUSS NEW APHERESIS TECHNOLOGIES, AND IDENTIFY THE "CERTAIN STOCKHOLDERS OF THE COMPANY WHO CONTROL IT" AND THE AMOUNTS PAID TO IT FOR THE VARIOUS PURPOSES, AS NOTED ON PAGE F-20.

          In response to the Staff's comments, the Company has revised the disclosure on pages 80 and 81.

     40. WE NOTE THE DISCLOSURE REGARDING A CONSULTANCY AND NON-COMPETITION AGREEMENT DESCRIBED ON PAGE F-21. SUPPLEMENTALLY IDENTIFY THE RELATED PARTY, AND DISCUSS HERE, OR EXPLAIN WHY YOU BELIEVE NO DISCLOSURE IS NECESSARY.

          The consultancy and non-competition agreement dated July 1, 2003 is between the Company and the Center for Clinical Research. Although the Company referred to the Center for Clinical Research as a related party for accounting purposes, the Center for Clinical Research does not meet the legal definition of a related party as it is not, and is not owned by, a director or executive officer of the Company, a greater than 5% shareholder or any member of the immediate family of any of the foregoing and therefore disclosure is not required by Item 404 of Regulation S-K.

     41. WE NOTE THE DISCLOSURE ON PAGE F-25. SUPPLEMENTALLY ADVISE WHO MAKES UP THE ENTITY "CREATED WITH THE SAME INVESTOR GROUP AS THE COMPANY". SPECIFICALLY IDENTIFY ANY INDIVIDUALS WHO ARE AFFILIATES OF THIS REGISTRANT. IDENTIFY THE EXECUTIVE REFERRED TO IN THE FOOTNOTE, ALSO. WE MAY HAVE FURTHER COMMENTS.

          In response to the Staff's comment, the Company has revised the disclosure on page 81.

FINANCIAL STATEMENTS OF OCCULOGIX, INC. - PAGE F-2

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - PAGE F-8

     REVENUE RECOGNITION - PAGE F-8

     42. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT 93 AND THE RELATED REVISIONS. TO PROVIDE GREATER UNDERSTANDING FOR INVESTORS, PLEASE CONSIDER REVISING YOUR DISCLOSURE TO INCLUDE THE MORE SALIENT POINTS OF YOUR SUPPLEMENTAL RESPONSE.

          In response to the Staff's comment, the Company has revised the disclosure on page F-8.

     43. WE SEE IN NOTE 4 TO THE OCCULOGIX L.P. FINANCIAL STATEMENTS ON PAGE F-49 THAT THE PARTNERSHIP ACQUIRES ALL OF ITS PRODUCTS FROM YOU AT COST PURSUANT TO THE SALES AGREEMENT. IF TRUE, PLEASE EXPLAIN WHY YOUR COST OF SALES WOULD NOT BE THE SAME AS YOUR REVENUES. REVISE THE FILINGS TO CLEARLY DISCLOSE ALL COMPONENTS OF REVENUE.

          The Company supplementally advises the Staff that it has established an amount which it believes is a reasonable estimation of its cost of the RHEO System. This estimated cost includes the cost of product which for the OctoNova pump may be subject to exchange rate fluctuations between the euro and the U.S. dollar. Also included in the estimated costs of the OctoNova pump is the estimated cost of calibration. Additional costs include freight, royalty fees and a 5% fee for warehousing and logistics support.

          The variance between the estimated cost of the product which is being used as the sale price and the actual cost of the product will be impacted primarily by the quantity of product sold to OccuLogix, L.P.

          The estimated cost assumes that sufficient product will be sold to OccuLogix, L.P. such that the minimum royalty payments required, under agreements with Mr. Hans Stock and Dr. Richard Brunner to license the applicable patent for the RHEO System, will not impact the cost. However, sales of the RHEO System to the Partnership have not been anywhere close to satisfying the annual $100,000 minimum payment required under the agreements with Mr. Stock and Dr. Brunner. The Company fully expenses the minimum royalty payments when made which is the primary reason that the cost of sales are greater than revenues. Also impacting the variance between revenues recorded and the actual cost of sales will be the differences between actual and estimated freight, actual and estimated conversion of U.S. dollar into euros to pay for Octo Nova pump purchases and the actual cost of commercial licensing in Canada as compared to the estimated cost of the RHEO System components to arrive at a sales value.

     44. REVISE THE STATEMENT OF OPERATIONS TO LABEL ALL REVENUES EARNED FROM THE PARTNERSHIP AS RELATED PARTY ON THE FACE OF THE STATEMENT.

          In response to the Staff's comment, the Company has revised the disclosure on page F-4.

NOTE 5. INVESTMENT IN PARTNERSHIP - PAGE F-15

     45. WE NOTE YOUR RESPONSE TO COMMENT 95. PLEASE REVISE THE SECOND PARAGRAPH ON PAGE F-15 TO DISCLOSE YOUR REASONS FOR USING THE EQUITY METHOD TO ACCOUNT FOR YOUR INTEREST IN THE PARTNERSHIP.

          In response to the Staff's comment, the Company has revised the disclosure on page F-15.

     46. IN LIGHT OF THE FACT THAT THE PARTNERSHIP IS YOUR PRIMARY CUSTOMER AND RHEO CLINIC INC. IS THE PARTNERSHIP'S PRIMARY CUSTOMER, TELL US AND REVISE THIS NOTE AND THE RELATED PARTY TRANSACTIONS NOTES ON PAGES F-18 AND F-49 TO DISCLOSE THE AMOUNT OF RHEO CLINICS REVENUES THAT WERE EARNED FROM SALES OF THE RHEO SYSTEMS TO INDEPENDENT THIRD PARTIES. DISCLOSE A SIMILAR MEASURE IN YOUR BUSINESS AND MD&A DISCUSSIONS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 33 and 46.

FINANCIAL STATEMENTS OF OCCULOGIX L.P. - PAGE F-41

     47. REVISE THE STATEMENT OF OPERATIONS TO SEPARATELY PRESENT AND LABEL ALL REVENUES AND THE RELATED COST OF SALES EARNED FROM THE RHEO CLINIC INC. AS RELATED PARTY TRANSACTIONS ON THE FACE OF THE STATEMENT.

          In response to the Staff's comments, the Company has revised the disclosure on page F-43.

PRO FORMA INFORMATION OF OCCULOGIX, INC. - PAGE F-51

     48. WE RECOGNIZE YOUR REVISION IN RESPONSE TO PRIOR COMMENT 100. HOWEVER, WE RE-ISSUE OUR COMMENT. AS REQUESTED, PLEASE PROVIDE AN INTRODUCTORY PARAGRAPH TO THE PRO FORMAS THAT CLEARLY OUTLINES THE INFORMATION YOU ARE PRESENTING, INCLUDING A CLEAR DESCRIPTION OF THE TRANSACTIONS AND THE DATE AT WHICH YOU ASSUME THE TRANSACTIONS OCCUR FOR EACH OF THE PRO FORMA STATEMENTS OF OPERATIONS AND THE PRO FORMA BALANCE SHEET. THESE INTRODUCTORY PARAGRAPHS SHOULD APPEAR JUST PRIOR TO THE PRESENTATION OF THE ACTUAL PRO FORMA FINANCIAL STATEMENTS.

          In response to the Staff's comment, the Company has revised the disclosure on page F-51.

     49. WE ARE RE-ISSUING PRIOR COMMENT 101. PLEASE COMPLETE THE PRO FORMA ADJUSTMENTS.

          The Company notes the Staff's comments, it will complete the pro forma adjustments once the necessary pricing information is available.

PART II

RECENT SALES OF UNREGISTERED SECURITIES - PART II-1

     50. WE HAVE REVIEWED THE SCHEDULE YOU PROVIDED IN RESPONSE TO PRIOR COMMENT 102, BUT THE INFORMATION IS UNCLEAR, ESPECIALLY FOR THE AWARDS GRANTED IN 2004.

          (A) PLEASE REVISE TO CLARIFY IN EACH INSTANCE WHETHER YOU GRANTED OPTIONS OR WARRANTS, OR ISSUED COMMON STOCK OR PREFERRED STOCK FOR CASH, UPON THE EXERCISE OF WARRANTS OR OPTIONS, AS CONSIDERATION FOR SERVICES OR AS PART OF A DEBT OR PREFERRED STOCK CONVERSION.

               In response to the Staff's comments, the Company has revised the disclosure contained in Appendix D of our previous response and attached it as Appendix B to this letter.

          (B) IN ADDITION TO PROVIDING THE EXERCISE PRICE, INCLUDE THE ESTIMATED FAIR VALUE AT GRANT DATE AND THE AMOUNT OF ANY COMPENSATION EXPENSE OR UNEARNED COMPENSATION YOU RECORDED.

               In response to the Staff's comments, the Company has revised the disclosure contained in Appendix D of our previous response and attached it as Appendix B to this letter.

          (C) FOR STOCK OR STOCK BASED AWARDS GRANTED TO NON-EMPLOYEES, INDICATE WHETHER YOU RECORDED THE FAIR VALUE OF THE SERVICES OR THE FAIR VALUE OF THE EQUITY INSTRUMENT AND, IF SO, HOW YOU DETERMINED THAT VALUE - E.G., OPTION-PRICING MODEL.

               In response to the Staff's comment, the Company has revised the disclosure on page F-32.

          (D)  TELL US WHEN YOU BEGAN HOLDING DISCUSSIONS WITH YOUR
               UNDERWRITERS.

               The Company supplementally advises that it began discussions with the underwriters in March 2004.

          (E) WE WILL NOT CONCLUDE OUR EVALUATION OF YOUR RESPONSE UNTIL YOU HAVE INCLUDED AN OFFERING PRICE IN THE FILING.

               The Company notes the Staff's comment, the prospectus will be amended to include offering price information as soon as it is available.

     51. FOR OPTIONS GRANTED DURING THE TWELVE MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET, PLEASE DISCLOSE THE FOLLOWING IN NOTE 13 TO YOUR FINANCIAL STATEMENTS:

          (A) FOR EACH GRANT DATE, THE NUMBER OF OPTIONS GRANTED, THE EXERCISE PRICE, THE FAIR VALUE OF YOUR COMMON STOCK, AND THE INTRINSIC VALUE (IF ANY) PER OPTION.

               In response to the Staff's comment, the Company supplementally advises that the 1,352,500 options granted in December 2003, represent the only options granted in the twelve months prior to June 30, 2004 and since Note 13 adequately discusses these options no further disclosure is believed to be required.

          (B)  WHETHER THE VALUATION WAS CONTEMPORANEOUS OR RETROSPECTIVE.

               In response to the Staff's comment, the Company has revised the disclosure on page F-32.

          (C) IF THE VALUATION SPECIALIST WAS A RELATED PARTY, PLEASE DISCLOSE THAT FACT.

               In response to the Staff's comment, the Company has revised the disclosure on page F-32.

     52. SINCE YOUR VALUATION WAS RETROSPECTIVE, WE BELIEVE THAT THESE DISCLOSURES WOULD BE HELPFUL TO AN INVESTOR SINCE CHANGES IN YOUR METHODOLOGIES AND ASSUMPTIONS COULD HAVE A MATERIAL IMPACT UPON YOUR FINANCIAL STATEMENTS. PLEASE REVISE TO PROVIDE THE FOLLOWING DISCLOSURES IN MD&A:

          (A) THE AGGREGATE INTRINSIC VALUE OF ALL OUTSTANDING OPTIONS BASED ON THE MIDPOINT OF THE ESTIMATED IPO PRICE RANGE.

               In response to the Staff's comment, the Company has revised the disclosure on pages 34 and 35.

          (B) DISCUSS THE SIGNIFICANT FACTORS, ASSUMPTIONS AND METHODOLOGIES USED IN DETERMINING FAIR VALUE FOR THOSE OPTIONS GRANTED DURING THE TWELVE MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET.

               In response to the Staff's comment, the Company has revised the disclosure on pages 34 and 35.

          (C) DISCUSS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF GRANT AND THE ESTIMATED IPO PRICE FOR OPTIONS GRANTED DURING THE TWELVE MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET.

               In response to the Staff's comment, the Company has revised the disclosure on pages 34 and 35.

          (D) DISCLOSE THE VALUATION METHOD USED AND THE REASONS WHY YOU CHOOSE THAT METHOD.

               In response to the Staff's comment, the Company has revised the disclosure on pages 34 and 35.

     If you would like to discuss any of our responses to the comments, or if you would like to discuss any other matters, please telephone the undersigned at
(212) 880-6010 or Adam Armstrong at (416) 865-7336.


                                                    Yours truly,



                                                    Andrew J. Beck

AJB/bt

cc:    Elias Vamvakas, OccuLogix, Inc.
       David Chaikof, Torys LLP
       Marjorie Sybul Adams, Piper Rudnick LLP